Management's Discussion and Analysis

Management's discussion and analysis ("MD&A") of the consolidated operating results and financial condition of Metallica Resources Inc. (the "Company") for the three months and nine months ended September 30, 2006 and 2005 has been prepared based on information available to the Company as of November 9, 2006. MD&A should be read in conjunction with the consolidated interim financial statements and the related notes for the three-month and nine-month periods ended September 30, 2006 and 2005, and in conjunction with MD&A for the year ended December 31, 2005. The December 31, 2005 MD&A can be obtained on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. The consolidated financial statements and the related notes have been prepared in accordance with Canadian generally accepted accounting policies. All dollar amounts referred to in this discussion and analysis are expressed in United States dollars.

Overview

The Company is in the development stage with the majority of its expenditures being made on the Cerro San Pedro gold and silver project, all of which have been capitalized. The Company does not have any revenue from operations. Financial results of operations primarily consist of interest income, general and administrative expenses, exploration expenses, foreign exchange gains and losses, and other non-cash expenses.

Financial Results of Operations

Third Quarter 2006 Compared to Third Quarter 2005

The Company reported a loss of $0.60 million ($0.01 per share) for the three months ended September 30, 2006 as compared to net income of $9.66 million ($0.12 per share) for the three months ended September 30, 2005. The decrease in net income of $10.26 million in the current period was primarily due to a one-time $10 million earn-in payment from Xstrata Plc ("Xstrata", formerly Falconbridge Limited) in 2005 as part of its earn-in requirement for the El Morro project, which resulted in $8.35 million of income, and a $1.40 million decrease in foreign exchange gains on cash balances held in Canadian dollars.

Year to Date 2006 Compared to Year to Date 2005

The Company reported a loss of $0.96 million ($0.01 per share) for the nine months ended September 30, 2006 as compared to net income of $7.94 million ($0.10 per share) for the nine months ended September 30, 2005. The decrease in net income of $8.90 million in the current period principally resulted from the one-time $10 million earn-in payment from Xstrata in 2005 for the El Morro project.

Summary of Quarterly Results

The following summary of quarterly results is unaudited and has been prepared in accordance with Canadian GAAP.

		2006		2005

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	(604,777)	9,199	(367,005)	15,202
Basic net income
(loss) per share	(0.01)	0.00	0.00	0.00
Diluted net income
(loss) per share	(0.01)	0.00	0.00	0.00

		2005		2004

	Third	Second	First	Fourth
	Quarter	Quarter	Quarter	Quarter

	$	$	$	$
Total revenues	–	–	–	–
Net income (loss)	9,663,769	(993,277)	(726,896)	1,582,433
Basic net income
(loss) per share	0.12	(0.01)	(0.01)	0.02
Diluted net income
(loss) per share	0.12	(0.01)	(0.01)	0.01

The quarterly net income (loss) volatility principally results from foreign exchange gains and losses on cash balances held in Canadian dollars. In addition, the Company recognized income from property payments in the third quarter of 2005 totaling $8.35 million due to Xstrata's $10 million earn-in payment in regards to the El Morro project.

Liquidity and Capital Resources

The Company's cash and cash equivalents decreased by $10.19 million for the three months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $8.59 million for the three months ended September 30, 2005. The $18.78 million increase in 2006 cash outflows is primarily due to an increase in cash expenditures for construction activities at the Cerro San Pedro project in the current period totaling $6.41 million, and no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period. Project development activities at the Cerro San Pedro project during the current period include construction of the leach pad, solution ponds, haul road tunnel, laboratory and process plant.

The Company's cash and cash equivalents decreased by $19.49 million for the nine months ended September 30, 2006 as compared to an increase in cash and cash equivalents of $4.38 million for the nine months ended September 30, 2005. The $23.87 million increase in 2006 cash outflows principally results from an increase in payments for construction activities at the Cerro San Pedro project totaling $13.06 million due to commencement of project construction in February 2006. In addition, there were no property earn-in payments in the current period versus a $10 million earn-in payment from Xstrata in the preceding period.

The Company had working capital of $22.99 million at September 30, 2006 as compared to working capital of $42.32 million at December 31, 2005. The $19.33 million decrease in working capital primarily results from additions totaling $20.56 million to mineral properties, plant and equipment on the Company's exploration and development projects, principally the Cerro San Pedro project.

The Company held cash and cash equivalents totaling $23.18 million at September 30, 2006, which included Canadian dollar cash and cash equivalents totaling Cdn$14.59 million.

Related Party Transactions

In May 2005, the Company entered into a consulting agreement with a director of the Company to provide technical advisory services at the rate of $1,000 per day plus out-of-pocket expenses. The Company incurred technical advisory fees pursuant to this agreement totaling $38,275 during the nine months ended September 30, 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

In October 2004, the Company entered into a consulting agreement with a company controlled by an individual, who became a director of the Company on June 9, 2005, to provide management services for the Company's Cerro San Pedro project. The agreement, as amended, provides for consulting fees of $6,250 per month. The Company incurred consulting fees pursuant to this agreement totaled $56,250 during the nine months ended September 30, 2006. In addition, the Company paid a bonus to the director totaling $45,000 in June 2006. These amounts have been capitalized as mineral properties, plant and equipment on the Cerro San Pedro project.

Outstanding Share Data

As of November 9, 2006, the Company had one class of common shares with a total of 84,170,945 common shares outstanding. The Company has 19,270,000 common share purchase warrants outstanding, each of which is exercisable for one common share at an exercise price of Cdn$3.10 through December 11, 2008. Stock options outstanding as of November 9, 2006 total 3,149,000 and are exercisable for common shares at prices ranging from Cdn$1.20 per share to Cdn$4.04 per share.

Corporate Outlook

In February 2006, the Company commenced construction of its Cerro San Pedro project in Mexico. In April 2006, the Company was notified by Secretaria de Defensa National ("SEDENA") that it was suspending the use of explosives on land owned by Ejido Cerro de San Pedro, pending resolution of a legal action brought against SEDENA. The land owned by Ejido Cerro de San Pedro includes the haul road and pit areas of the Cerro San Pedro project. Although the Company could not use explosives in the haul road and pit areas, it continued with construction of the process plant and related project facilities. It is anticipated that construction of the process plant and related project facilities will be completed in December 2006. On October 31, 2006, the Company received notice from SEDENA that it had removed the suspension on the explosives permit. On November 3, 2006, the Company commenced blasting in the haul road and pit areas.

The initial capital cost to build the mine is projected to be $29.1 million, with a total capital cost of $34.3 million over the life of the mine. Although construction costs to date associated with the process plant and related facilities are close to budgeted amounts, the explosives permit suspension has delayed construction of the haul road, pre-stripping in the pit area and the placement of ore on the leach pads. This has delayed the Company's ability to produce and sell gold and silver from the mine, and will require the Company to obtain working capital financing until the mine generates sufficient cash flow from operations. Management is reviewing various financing alternatives and requirements for the project.

At the La Fortuna deposit area of the 30%-owned El Morro project, Xstrata has recently completed a 75-hole, 27,691 meter drilling program and continues to work on a 1,150 meter decline tunnel. Xstrata has informed the Company that it intends to complete a prefeasibility study for the La Fortuna deposit in the late 2006 or early 2007. The estimated cost of the prefeasibility study, including the drilling programs and decline tunnel, is estimated by Xstrata to be $40 million. The entire cost of the prefeasibility study will be borne by Xstrata.

Forward-Looking Statements

This document contains statements, which, to the extent that they are not recitations of historical fact, constitute "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934, and are intended to be subject to the safe harbor protection of those provisions. Such statements include, but are not limited to, projections of production, cash costs, start-up of any new project, results of exploration efforts and any other information about the future business and prospects of the Company. In certain cases, forward-looking statements can be identified by the use of words such as "could", "expect", "believe", "estimate", "anticipate", "project" and similar expressions and statements relating to matters that are not historical facts. All forward-looking statements in this document involve risks, uncertainties and other factors, including those described under the heading " Item 3.

Key Information, D) Risk Factors" in the Company's most recent Annual Report on Form 20-F. These may cause the actual results or performance of the Company to be materially different from any future results or performance expressed or implied by such forward-looking statements. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, results or events not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.